Exhibit 99.1

Sky-mobi Limited Announces Receipt of Preliminary Non-Binding "Going Private" Proposal

HANGZHOU, China, June 23, 2016 (GLOBE NEWSWIRE) -- Sky-mobi Limited ("Sky-mobi" or the "Company") (Nasdaq: MOBI), a mobile application platform and game publisher in China, today announced that its board of directors (the "Board") has received a non-binding proposal letter, dated the date hereof, from Mr. Michael Tao Song, chairman and chief executive officer of Sky-mobi, Xplane Limited and Mobi Joy Limited (collectively, the "Buyer Group"), proposing a "going-private" transaction (the "Transaction") to acquire all of the outstanding common shares of Sky-mobi not already owned by the Buyer Group for US$2.10 in cash per American depositary share ("ADS"), each representing eight common shares. The proposed purchase price represents a premium of approximately 19.3% to the closing trading price of the Company's ADSs on June 22, 2016, the last trading day prior to the date hereof.  According to the proposal letter, the Buyer Group intends to fund the consideration payable in the Transaction with debt and/or equity capital. A copy of the proposal letter is attached as Exhibit A to this press release.

The Buyer Group beneficially owns an aggregate of approximately 54.3% of the Company's issued and outstanding common shares.

The Board cautions the Company's shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from the Buyer Group and no decisions have been made with respect to the Company's response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "may," "will," "believes," "expects," "anticipates," "intends," "estimates," "plans," "continues" or other similar expressions, the negative of these terms, or other comparable terminology. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited is a mobile application platform and game publisher in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company also publishes domestic and foreign game titles through its own Maopao App Store platform and third party platforms. The Company's mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

For investor and media inquiries please contact:

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

Exhibit A

Non-binding Proposal Letter from the Buyer Group

June 23, 2016

The Board of Directors

Sky-mobi Limited

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

Dear Members of the Board:

We, Mr. Michael Tao Song, Xplane Limited and Mobi Joy Limited, are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding common shares (including American Depositary Shares (“ADS”), with each ADS representing eight common shares) of Sky-mobi Limited (the “Company”) not already owned by us in a going private transaction (the “Transaction”) described below. We currently beneficially own approximately 54.3% of the issued and outstanding common shares of the Company.

We believe our proposal provides a very attractive opportunity for the Company’s shareholders. Our proposal represents a premium of approximately 19.32% to the closing price of the ADSs on June 22, 2016. We are confident that the Transaction can be closed on a highly expedited basis as outlined in this letter.

Set forth below are the key terms of our proposal.

1.	Purchase Price. The purchase price payable will be $2.10 per ADS or approximately $0.2625 per common share in cash, in each case other than for the ADSs or common shares directly or indirectly held by us.

2.	Financing. We intend to finance the Transaction with a combination of debt and/or equity capital.

3.	Due Diligence. We believe that we and our financing sources will be able to complete customary due diligence for the Transaction in a timely manner and in parallel with negotiation of transaction agreements.

4.	Definitive Agreements. We have engaged Gibson Dunn & Crutcher LLP as our international legal counsel and are prepared to promptly negotiate and finalize definitive transaction agreements (the “Definitive Agreements”) in respect of the Transaction. These agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.	Process. Given our involvement in the Transaction, we believe it is prudent and in the best interests of the Company for the Company’s Board of Directors to establish a special committee to consider the Transaction (the “Special Committee”). We also expect that the Special Committee would retain independent advisors to assist it in its work. In considering our offer, you should be aware that we are interested only in acquiring the outstanding shares of the Company that we do not already beneficially own, and that we do not intend to sell our stake in the Company to a third party.

6.	Confidentiality. We will, as required by law, promptly file an amendment to Mr. Michael Tao Song’s Schedule 13D with the Securities and Exchange Commission to disclose this letter. We are sure you will agree, however, that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.	No Binding Commitment. This proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by us and does not contain all matters upon which agreement must be reached in order to consummate the Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of any Definitive Agreements.

8.	Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

In closing, we would like to express our commitment to working with you to bring the Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

Michael Tao Song

/s/ Michael Tao Song

Xplane Limited

By:	/s/ Michael Tao Song
Name: Michael Tao Song Title: Authorized Signatory

Mobi Joy Limited

By:	/s/ Michael Tao Song
Name: Michael Tao Song Title: Director